Town Sports International
5 Penn Plaza, 4th Floor
New York, NY 10001
February 6, 2009
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Mr. Doug Jones

Re:	Town Sports International Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 8-K Furnished October 30, 2008
File Number: 000-52013
Dear Mr. Jones:
     We are writing to respond to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 15, 2008 (the “Comment Letter”) relating to the Form 10-K for the fiscal year ended December 31, 2007, as filed by Town Sports International Holdings, Inc. (the “Company” or “we”) on February 29, 2008 and the Form 8-K furnished by the Company on October 30, 2008.
     The heading and numbered paragraphs below correspond to the heading and numbered paragraphs in the Comment Letter.
Form 10-K for the Year Ended December 31, 2007
“EBITDA”
1.	We are still not convinced that you have substantively justified, specific to your circumstances, why “EBITDA” is useful to investors in evaluating your operations. Your disclosure appears to focus on management’s use of “EBITDA.” This is not sufficient to justify its usefulness to investors as to specifically why the excluded elements of your operations should be disregarded. It is also not clear how “EBITDA” is representative of funds, since its derivation is from net earnings/loss computed on an accrual basis. Further, “operating income” excludes interest and taxes without the necessity of an alternative measure, so the usefulness of “EBITDA” in this regard is not clear.

However, we note the reference in your response to required compliance with certain financial covenants and borrowing limitations that are based on

“EBITDA.” In this context, it appears that “EBITDA” may be solely a meaningful measure of your ability to comply with material debt covenants. As such, it may be permissible to be disclosed solely in this context within the “Liquidity and Capital Resources” section of your filings. In this regard, we would expect robust disclosure of the following: (i) the financing arrangements material to your liquidity and capital resources in which “EBITDA” is a significant covenant and how such covenant is material to these arrangements; (ii) how these arrangements are material to your liquidity and capital resources; (iii) the specific provisions, thresholds, limits, and ratios and amounts associated with each to which “EBITDA” relates, (iv) the amount of “EBITDA” computed as specified exactly in accordance with the financing arrangements, (v) specific assessment of compliance with each of the applicable items indicated in (iii); and (vi) implications of your inability to meet any of the items indicated in (iii), with assessment of the circumstances in which any of the items in (iii) may be close to being violated. In connection with all of this, “EBITDA” should be solely reconciled to the comparable GAAP measure associated with your liquidity and capital resources, which appears to be “net cash provided by operating activities” as presented in your statement of cash flows. Refer to question and answer 10 of the “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures,” available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm, for further guidance. If you believe that “EBITDA” is material to your debt covenants, please provide us with a copy of your intended revised disclosure that incorporates the items indicated above and discusses EBITDA solely in that context. Otherwise, please revise to eliminate presentation of this non-GAAP measure in future filings.
The Company proposes to remove references to, and discussions of, EBITDA in its future filings under the 1934 Act.
Liquidity and Capital Resources, page 41
2.	In the selected financial data section of your April 2004 Form S-4, you attributed your working capital deficit to the lack of material accounts receivable and the existence of deferred revenue. At that time, we commented that it did not appear your explanation for the cause of your working capital deficit was correct because when you receive cash “during the month services are rendered,” you have cash in hand with no offsetting deferred liability, which actually helps your working capital position. In addition, when you receive cash “paid-in full in advance,” you have cash in hand with an equal amount of deferred revenue liability, which in and of itself would not create a working capital deficiency as both assets and liabilities are equally increased. Page 41 of your 2007 Form 10-K contains a substantially similar explanation of your working capital deficit. It appears, however, that your working capital deficit is actually due to the use of cash to fund investing and financing commitments. Therefore, we believe you should revise your disclosure in the liquidity and capital resources section of your filing to discuss the reasons for the deficit and how the deficit will be met. Please provide us with a copy of your intended revised disclosure.

The Company has revised its disclosure relating to its working capital deficit in accordance with the Staff’s comment. Attached as Annex A is the Company’s proposed revised disclosure.
Form 8-K Furnished October 30, 2008
3.	To the extent “EBITDA” continues to be presented in conformity with the comment above, please prominently present the comparable GAAP measure to “EBITDA.”
     The Company proposes to retain references to, and discussion of, EBITDA in its future earnings press releases which will be furnished under cover of Form 8-K. The Company has revised its disclosures with respect to EBITDA to respond to the Staff’s comments. Attached as Annex B is the Company’s proposed revised disclosure.

Very truly yours,
/s/ Daniel Gallagher
Daniel Gallagher
Town Sports International Holdings, Inc. Chief Financial Officer

cc.	David M. Kastin, Esq. (Senior Vice President, General Counsel, Town Sports International) Christopher Gabel (PricewaterhouseCoopers LLP) Glenn M. Reiter, Esq. (Simpson Thacher & Bartlett LLP)

ANNEX A
          In recent years, we have typically operated with a working capital deficit. We had a working capital deficit of $73.5 million at December 31, 2007, as compared with $58.4 million at December 31, 2006. Major components of our working capital deficit on the current liability side are deferred revenues, accrued expenses (including, among others, accrued construction in progress and equipment, payroll and occupancy costs) and the current portion of long-term debt. These current liabilities more than offset the main current assets, which consist of cash and cash equivalents, accounts receivable, and prepaid expenses and other current assets. Payments underlying the current liability for deferred revenue are generally not held as cash and cash equivalents, but rather are used for the Company’s business needs, including financing and investing commitments, which use contributes to the working capital deficit. The deferred revenue liability relates to dues and services paid-in-full in advance and initiation fees paid at the time of enrollment and totaled $41.8 million at December 31, 2007. Initiation fees received are deferred and amortized over a 30-month period, which represents the approximate club membership life of a member. Prepaid dues are generally realized over a period of up to twelve months, while fees for prepaid services normally are realized over a period of one to six months. In periods when we increase the number of clubs open and consequently increase the level of payments received in advance, we anticipate that we will continue to have deferred revenue balances at levels similar to or greater than those currently maintained. By contrast, any decrease in demand for our services or reductions in initiation fees collected would have the effect of reducing deferred revenue balances, which would likely require us to rely more heavily on other sources of funding. In either case, a significant portion of the deferred revenue does not constitute a liability that must be funded with cash. At the time a member joins our club, we incur enrollment costs which are deferred over 30 months. These costs are recorded as a long-term asset and, as such, do not offset the working capital deficit. We expect to record a working capital deficit in future periods and, as in the past, will fund such deficit using cash flows from operations and borrowings under our New Senior Credit Facility or other credit facilities, which resources we believe will be sufficient to cover such deficit.

ANNEX B
Non-GAAP Financial Measure – EBITDA
     We use the term “EBITDA” in this press release. EBITDA consists of net income (loss) plus interest expense (net of interest income), provision for corporate income taxes, and depreciation and amortization. EBITDA is not a measure of liquidity or financial performance presented in accordance with GAAP. EBITDA, as we define it, may not be identical to similarly titled measures used by some other companies.
     EBITDA has material limitations as an analytical tool and should not be considered in isolation or as a substitute for cash flows from operating activities, operating income or other cash flow or income data prepared in accordance with GAAP. The items excluded from EBITDA, but included in the calculation of reported net income, are significant components of the consolidated statements of cash flows and income, and must be considered in performing a comprehensive assessment of our liquidity.
     EBITDA excludes, among other items, the effect of depreciation and amortization, which is a significant component of our reported GAAP data. Depreciation and amortization, which is a non-cash item, totaled $46.0 million in the year ended December 31, 2007. Although a premise underlying depreciation and amortization is that it will be reinvested in our business to restore, replenish or purchase property, equipment and other related assets, the funds represented by depreciation and amortization could, in the Company’s discretion, be utilized for other purposes (e.g., debt service). Accordingly, EBITDA may be useful as a supplemental measure to GAAP financial data for demonstrating our ability to satisfy our liquidity and capital resource requirements.
     Investors or prospective investors in the Company regularly request EBITDA as a supplemental analytical measure to, and in conjunction with, our GAAP financial data. We understand that these investors use EBITDA, among other things, to assess our ability to service our existing debt and to incur debt in the future, to evaluate our executive compensation programs, to assess our ability to fund our capital expenditure program, and to gain insight into the manner in which the Company’s management and board of directors analyze our liquidity. We believe that investors find the inclusion of EBITDA in our press releases to be useful and helpful to them.
     Our management and board of directors also use EBITDA as a supplemental measure to our GAAP financial data for purposes broadly similar to those used by investors.
     The purposes to which EBITDA is used by investors as well as our management and board of directors include the following:
•	The Company is required to comply with financial covenants and borrowing limitations that are based on variations of EBITDA as defined in our debt agreements. Our two principal debt agreements consist of our New Senior Credit Facility and our Senior Discount Notes. Our New Senior Credit Facility, the more restrictive of these debt agreements, contains a covenant requiring us to maintain a total leverage ratio of consolidated indebtedness (excluding our Senior Discount Notes) to consolidated EBITDA that is not in excess of 4.25 to 1.00. Our Senior Discount Notes contain a covenant that prohibits us and our subsidiaries from incurring, subject to certain exceptions, additional debt if our ratio of consolidated EBITDA to consolidated fixed charges is equal to or less than 2.00 to 1.00. Our New Senior Credit Facility and our Senior Discount Notes, in defining EBITDA for purposes of these covenants, require that different adjustments be made to EBITDA relating to certain extraordinary and non-cash items, including, among others, loss on extinguishment of debt, deferred rent expense and non-cash deferred compensation expense. In both cases, EBITDA as presented in this press release constitutes the principal determinant of compliance with these covenants. At December 31, 2007, we had a total leverage ratio of 1.86 to 1.00 and a ratio of consolidated EBITDA to consolidated fixed charges of 3.87 to 1.00 as calculated under our New Senior Credit Facility and our Senior Discount Notes, respectively. Under the relevant provisions of our New Senior Credit Facility (including the total leverage ratio covenant), we could have incurred additional debt of $54.5 million under that facility, plus additional debt for acquisitions, capitalized lease obligations and certain other specified purposes, at December 31, 2007.

•	Our discussions with prospective lenders and investors in recent years, including in relation to the negotiation of our New Senior Credit Facility and our Senior Discount Notes, have confirmed the importance of EBITDA in their decision-making processes relating to the making of loans to us or investing in our debt securities. The Company anticipates that the lenders of, or investors in, any debt to be incurred by us in the future will look to EBITDA in analyzing the Company’s ability to service such debt. EBITDA thus is likely to be a highly relevant factor with respect to the ability of the Company to incur debt, as and if needed, to meet a portion of its future liquidity and capital resource requirements.

•	The Company uses EBITDA as a key factor in determining annual incentive bonuses for executive officers, as discussed in our proxy statement. Our 2006 Annual Performance Bonus Plan provides for the award of incentive bonuses based upon the attainment of pre-established performance targets, which in recent years have included an EBITDA-based measure as a principal target. The Compensation Committee used EBITDA adjusted to exclude compensation incurred in connection with stock options and items of a non-recurring nature as the principal target under the Company’s incentive compensation program for the 2007 fiscal year. The Compensation Committee is again using an EBITDA-based performance target for purposes of the incentive compensation program for the 2008 fiscal year.

•	The Company considers EBITDA to be a useful supplemental measure to GAAP financial data because it indicates our ability to generate funds sufficient to make capital expenditures (including for the opening of new clubs and the upgrading of existing clubs) as well as to undertake initiatives to enhance our business by offering new products and services in accordance with our strategy. EBITDA, which eliminates non-operating items (i.e., interest expense, net and provision for corporate income taxes), provides investors with additional information in conjunction with the statements of cash flows regarding funds available to meet these and other liquidity and capital resource requirements, notwithstanding that the eliminated non-operating items must then be paid with cash resources or borrowings.

•	The Company uses EBITDA measures as a supplemental financial metric in management’s periodic presentations to the Company’s board of directors. The board of directors regularly requests, and is provided with, EBITDA information as part of its on-going review and oversight of the Company’s liquidity over the course of each fiscal year.
     We do not, and investors should not, place undue reliance on EBITDA as a measure of our liquidity.
     The following tables reconcile EBITDA to our statements of cash flows:

	Year ended December 31,
	2006	2007
Net cash provided by operating activities	$75,215	$82,952
Interest expense, net	33,372	$25,329
Provision for income taxes	715	8,145
Loss on extinguishment of debt	(16,113)	(12,521)
Changes in operating assets and liabilities	(11,169)	(1,765)
Non-cash interest expense	(14,417)	(12,460)
Amortization of debt issuance	(1,438)	(815)
Deferred compensation	(1,135)	(913)
Landlord contributions	(6,413)	(5,439)
Payment of interest on payment-in-kind notes	12,961	—
Non-cash rental, net	(1,768)	(508)
Change in self-insurance reserve	(2,564)	(2,795)
Change in deferred tax asset	8,059	11,908
Change in deferred member costs	4,181	2,271
Other	98	(305)

EBITDA	$79,584	$93,084